EXHIBIT 99.(a)(7)


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                           For verification, contact:
                      John R. Stranford, President and CEO
       Bill Niemczura, Senior Vice President and Chief Financial Officer
                              Phone: (215) 579-400

                    For immediate release September 26, 1997



LETTERHEAD OF TF FINANCIAL CORPORATION


John R. Stranford
President and Chief Executive Officer
(215) 579-4600



                            TF Financial Corporation
                    Share Repurchase Of Up To 900,000 Shares


         Newtown, Pennsylvania, September 26, 1997 -- TF Financial Corporation (Nasdaq - "THRD"), the holding company of Third Federal Savings Bank (the "Bank") has commenced a "Modified Dutch Auction" self-tender offer on September 26, 1997 for up to 900,000 common shares, or approximately 22 percent of its 4,088,432 common shares currently outstanding.

         The offer will allow common shareholders to specify prices at which they are willing to tender their shares at a price not greater than $26.00 and not less than $22.50 per share. After receiving tenders, the Company will select a single per share price which will allow it to buy up to 900,000 shares. All shares purchased will be purchased at the company-selected price for cash, even if tendered at a lower price. If more than the maximum number of shares sought is tendered at or below the company-selected price, tendering shareholders owning fewer than 100 shares will have their shares purchased without pro-ration. Other shares will be purchased pro rata. The offer is not conditioned on a minimum number of shares being tendered, but is subject to certain conditions set forth in the offering documents.

         The tender offer, proration period and withdrawal rights will expire at 5:00 p.m. on October 27, 1997 unless extended by the Company. On September 25, 1997 the closing price of the Company's common stock was $23.25 on the Nasdaq National Market.

         MacKenzie  Partners,   Inc.,  New  York,  New  York  will  act  as  the
information agent for the offer.

         Shareholders will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by the Company. Each shareholder is urged to consult his tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the offer, including complete instructions on the tender process procedure along with the transmittal forms and other data have been mailed to shareholders on September 26, 1997.

         NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.



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         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of TF Financial Corporation common stock. The offer is made solely by the Offer to Purchase, dated September 26, 1997, and the related Letter of Transmittal.


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